Dogness (International) Corporation

Tongsha Industrial Estate s East District s

Dongguan, Guangdong s People’s Republic of China s Phone: +86-769-88753300

November 27, 2017

VIA EDGAR AND FACSIMILE

Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Dogness (International) Corporation
Registration Statement on Form F-1
File No.: 333-220547

Dear Mr. Ingram:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. (Eastern Standard Time) on November 29, 2017, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Dogness (International) Corporation

By: /s/ Silong Chen
Silong Chen
Chief Executive Officer
Date: November 27, 2017